UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16
 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated August 2, 2021
Commission File Number: 001-35788
ARCELORMITTAL
(Translation of registrant’s name into English)
24-26, Boulevard d’Avranches
L-1160 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 30, 2021, ArcelorMittal published the press release attached hereto as Exhibit 99.1 and hereby incorporated by reference into this report on Form 6-K.
Exhibit List
Exhibit No.	Description

Exhibit 99.1	Press release, dated July 30, 2021, ArcelorMittal announces publication of its 2021 half-year report

Exhibit Index
Exhibit No.	Description

Exhibit 99.1	Press release, dated July 30, 2021, ArcelorMittal announces publication of its 2021 half-year report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ARCELORMITTAL

Date 2 August 2021

By:	/s/ Henk Scheffer
Name:	Henk Scheffer
Title:	Company Secretary & Group Compliance & Data Protection Officer